FOR IMMEDIATE RELEASE

Formula Systems Reports Second Quarter Results

Herzliya, Israel – August 25, 2008 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of information technology products, solutions and services, announced today results for the six months and second quarter of 2008.

Revenues for the second quarter totaled $151.5 million an increase of 24% compared to $122.2 million in the second quarter of 2008.

Revenues for the six months ended June 30, 2008 totaled $287.3 million compared to $235.7 million in the same period of 2007, an increase of 22%.

Operating income in the second quarter of 2008 increased 47% to $9.0 million compared to $6.1 million in the same quarter of 2007.

Operating income in the first half of 2008 was $15.5 million compared to $12.3 million in the first half of 2008, an increase of 26%.

Net income generated from continuing operation in the six months ended June 30, 2008 was $7.3 million compared to $6.4 million in the same period of 2007.

Our cash and short term investments totaled approximately $203 million as of June 30, 2008 and our current ratio was 2.4.

Shareholder's equity o n June 30, 2008 totaled $207 million, reflecting $15.7 per share.

In April 2008, Formula distributed a cash dividend of approximately $10 million, or $0.76 per share.

Guy Bernstein, CEO of Formula, commented: "In the second quarter we continued the constant growth trend in the group's activity. All our subsidiaries contributed positively to our increasing operational results: Magic moved from operating loss in the first quarter to an impressive operating profit in the second quarter, Sapiens reported a seventh consecutive quarter of operational profit and our primary asset, Matrix, continued to grow both in revenues and in operating profit.

Mr. Bernstein concluded: I can state with confidence that the Formula group is well equipped with the resources to explore new acquisitions, compatible with our strategy and current portfolio of companies."

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Naamit Salomon, CFO, Formula Systems Ltd.

+972-9-959-8800

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

CONSOLIDATED BALANCE SHEETS

	June 30, 2008 (Unaudited)	December 31, 2007 (Audited)
	U.S. $
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	146,522	161,504
Short-term investments	56,974	40,276
Trade receivables	153,550	139,478
Other accounts receivable	26,919	34,822
Inventories	2,890	3,157

	386,855	379,237

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments	11,371	14,849
Investments in affiliates	3,794	3,792

	15,165	18,641

SEVERANCE PAY FUND	44,503	36,851

FIXED ASSETS, NET	16,923	15,794

OTHER ASSETS, NET	189,176	162,060

TOTAL ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS	35	41

	652,657	612,624

CURRENT LIABILITIES:
Liabilities to banks and others	16,358	26,954
Trade payables	51,661	57,099
Other accounts payable	90,995	73,072
Debentures	3,924	3,524

	162,938	160,649

LONG-TERM LIABILITIES:
Debentures	82,700	71,880
Deferred taxes	3,617	3,276
Customer advances	1,963	2,181
Liabilities to banks and others	22,802	23,685
Liability in respect of the acquisition of activities	1,195	1,373
Accrued severance pay	54,197	42,774

	166,474	145,169

TOTAL LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS	438	503

MINORITY INTEREST	115,767	107,915

SHAREHOLDERS’ EQUITY	207,040	198,388

	652,657	612,624

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Six months ended June 30,		Three months ended June 30,
	2008	2007	2008	2007
	U.S.$		U.S.$
	(in thousands, except per share data)

Revenues	287,264	235,720	151,479	122,170
Cost of revenues	217,200	177,522	115,451	92,784

Gross profit	70,064	58,198	36,028	29,386
Research and development costs, net	2,838	2,367	1,404	1,156
Selling, general and administrative expenses	49,942	41,881	24,751	21,211
Depreciation and amortization	1,792	1,622	871	892

Operating income	15,492	12,328	9,002	6,127
Financial expenses, net	541	1,268	566	717

	14,951	11,060	8,436	5,410
Gain on realization of investments	(292)	1,965	(18)	1,866
Other expenses, net	421	435	377	178

Income before taxes on income	14,238	12,590	8,041	7,098
Taxes on income	1,082	968	611	260

	13,156	11,622	7,430	6,838
Equity in losses of affiliated companies, net	390	364	115	213
Minority interest in profits, net	5,484	4,816	3,078	2,465

Income from continuing operation	7,282	6,442	4,237	4,160
Income from discontinued operations	-	19,063	-	18,381

Net income	7,282	25,505	4,237	22,541

Earnings per share generated from continued operation :
Basic	0.55	0.49	0.32	0.32

Diluted	0.54	0.49	0.32	0.31

Earnings per share generated from discontinuing operation :
Basic	-	1.44	-	1.39
Diluted	-	1.44	-	1.39

Weighted average number of shares outstanding:
Basic	13,200	13,200	13,200	13,200

Diluted	13,200	13,200	13,200	13,200
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